ETFS Capital Releases Letter to Fellow WisdomTree Stockholders

Calls on WisdomTree Board to Run a Process to Unlock Significant Value

ETFS Believes WisdomTree ETF Business Worth ~$15.50 per Share on a Standalone Basis

NEW YORK, March 21, 2024 -- ETFS Capital Limited ("ETFS Capital"), the largest combined owner of common stock, $0.01 par value (the "Common Stock"), and Series A Non-Voting Convertible Preferred Stock (the "Series A Preferred Stock") of WisdomTree, Inc. ("WisdomTree" or the "Company") (NYSE: WT), with ownership of approximately 10.2% of the outstanding Common Stock, which together with its Series A Preferred Stock would represent approximately 18.3% of the Company's outstanding Common Stock on an as-converted basis, today released a letter to its fellow WisdomTree shareholders, responding to a public letter from WisdomTree board of director's (the "Board") to ETFS Capital's Chairman, Mr. Graham Tuckwell.

The full text of the letter follows:

March 21, 2024

Dear Fellow Stockholders:

By now you may have had an opportunity to review a public letter from WisdomTree's board of directors (the "Board") issued in response to our private engagement with the Company. If you found the Board's response to a request to evaluate all options that maximize shareholder value, as dismissive and disappointing, you are not alone.

As a long-term shareholder, with deep ETF industry and operating expertise, ETFS Capital has attempted constructively to engage with the Board about reversing the Company's long term destruction of value, excessive cost-structure, negligent capital allocation, and the consistent failure of the board to fulfill their fiduciary obligations to stockholders.

For many years now WisdomTree has embarked on an ill-advised strategy of trying to transform the Company from an ETF business to a DeFi business, which has resulted in the core ETF business being poorly managed and all of its DeFi efforts ending in failure. More specifically, its flagship DeFi initiatives, namely WisdomTree Prime launched in July of 2023 and the Company's Bitcoin ETF launched in January of 2024, have failed to generate any meaningful market interest. WisdomTree Prime is and always has been a complete folly in our opinion, and in crypto ETFs the Company continues to rank towards the bottom relative to peers.

As a result of this misguided 'transformation' strategy, WisdomTree lost focus on the core ETF business, which despite record AUM, suffers from poor profitability. Consequently, WisdomTree trades at a significant discount to its intrinsic value if it were a well-run pure-play ETF business. We believe the intrinsic value is $15.50 per share compared to the current market price of $9.00 per share. This massive value gap exists despite the recent increase in WisdomTree's share price of almost $2.00 per share since our engagement with the Board on February 13, 2024, and follow up letter on February 20, 2024 requesting the Company initiate a strategic review process.

In the hope of engaging in a respectful and productive dialogue with the Board, over the past several months, we have conducted our engagement in private. We sought a two-way constructive dialogue with the Company on actions required to close the value gap. We called for greater disclosure of robust KPIs and urged the Company meaningfully to engage with ALL stockholders regarding performance milestones and metrics associated with Prime and the Bitcoin ETF during the February earnings call. The Board produced no counter to our well thought through arguments and analysis. They blocked the discussion.

In our February 20, 2024, letter to the Board, we acknowledged that individual members of the Board and stockholders (such as ETFS Capital) have divergent views about the best way forward to unlock value at WisdomTree.

We proposed that to resolve this question, the Board should form a special committee of independent directors with a mandate to consider strategic alternatives including, but not limited to, a sale of part or all of the business and returning capital to stockholders, and a significant repositioning of the business including the replacement of members of WisdomTree's senior leadership team. To assist in this work, we further proposed that the special committee retain a recognized tier-one investment bank along with independent counsel.

The Board responded to our private proposal with a public and bafflingly hostile response. Nothing in our proposal would commit the Board to a particular course of action, other than to empower a special committee to evaluate all value enhancing options by running an unbiased and complete review process. We have made a reasonable and straightforward request to the Board, and one that would benefit all stockholders.

Fellow stockholders, over the past three years, we have attempted to address operational and governance failures through proxy campaigns. Unfortunately, the resulting change to WisdomTree's Board has been insufficient to overcome the influence that management and long-tenured directors exert in maintaining the status quo. Instead, as a referendum on the Company's failed diversification strategy and its refusal to unlock value through a strategic review process, we intend to Withhold our votes from members of the Board at the upcoming shareholder meeting. We invite other shareholders to do the same.

It is time to send a clear and resounding message to the Board. Hire a reputable banker and evaluate all options to unlock value.

We urge Board members to reconsider their decision and act as independent fiduciaries for all stockholders.

Sincerely,

Graham Tuckwell
Chairman, ETFS Capital Limited

About ETFS Capital Limited

In 2018, WisdomTree spent $611 million to acquire the European ETC business of ETF Securities Limited (now called ETFS Capital Limited) for cash and shares, becoming the largest shareholder in WisdomTree. The management team lead by Graham Tuckwell successfully ran and grew their business at a much higher EBITDA margin than WisdomTree runs its business.

ETFS Capital is a London-based strategic investment company focused on growth opportunities across the ETF ecosystem. As part of its investment process, ETFS Capital receives and analyses many dozens of business ideas and proposals within the ETF ecosphere each year and conducts in-depth technical and commercial due diligence on the companies where it chooses to deploy capital. Thereafter it engages in a hands-on approach, as a partner to management teams and Boards bringing its unparalleled industry-specific expertise for the benefit of those companies.

Media Contact:

Dan Gagnier / Riyaz Lalani
+1-646-569-5897
ETFS@gagnierfc.com